          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION                   ---------------------------
       WASHINGTON, D.C. 20549                            OMB APPROVAL
                                                     ---------------------------
           FORM N-17f-2                              OMB Number:       3235-0360
                                                     Expires:      July 31, 1994
Certificate of Accounting of Securities and Similar  Estimated average burden
        Investments in the Custody of                hours per response.....0.05
       Management Investment Companies               ---------------------------

    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                                              Date examination completed:
811-7505                                                                                             October 31, 2003
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2. State identification Number: N/A
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   AL                   AK                    AZ                   AR                   CA                   CO
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   CT                   DE                    DC                   FL                   GA                   HI
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   ID                   IL                    IN                   IA                   KS                   KY
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   LA                   ME                    MD                   MA                   MI                   MN
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   MS                   MO                    MT                   NE                   NV                   NH
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   NJ                   NM                    NY                   NC                   ND                   OH
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   OK                   OR                    PA                   RI                   SC                   SD
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   TN                   TX                    UT                   VT                   VA                   WA
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   WV                   WI                    WY                   PUERTO RICO
   -------------------- --------------------- -------------------- -------------------------------------------------------------
   Other (specify):
   -----------------------------------------------------------------------------------------------------------------------------

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3. Exact name of investment company as specified in registration statement:

American Independence Funds Trust
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4. Address of principal executive office (number, street, city, state, zip code):

Trent Statczar
3435 Stelzer Road, Columbus, Ohio 43219-8001
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

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

          THIS FROM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                       American Independence Funds Trust
                               3435 Stelzer Road
                              Columbus, Ohio 43219


December 2, 2003

KPMG LLP
191 West Nationwide Blvd.
Suite 500
Columbus, Ohio 43215

Ladies and Gentlemen:

We are writing at your request to confirm our understanding that your examination of our assertion related to the American Independence Funds Trust comprising the Money Market Fund, UltraShort Bond Fund, Intermediate Bond Fund, Stock Fund, and Kansas Tax-Exempt Bond Fund (the Funds) compliance with subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940 as of October 31, 2003 and for the period from July 31, 2003 through October 31, 2003, with respect to securities reflected in the investment accounts of the Funds, was made for the purpose of expressing an opinion as to whether our assertion is fairly presented in all material respects. In connection with your examination, we confirm, to the best of our knowledge and belief, the following representations made to you during the examination:

1. Management has performed an evaluation of the Funds' compliance with subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940.

2. Management believes that, as of October 31, 2003 and for the period from July 31, 2003 through October 31, 2003, the Funds were in compliance with subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940.

Further, we acknowledge management's responsibility for compliance with Rule 17f-2 of the Investment Company Act of 1940.


Sincerely,

/s/ Trent Statczar

Trent Statczar
Treasurer

                                 NestEgg Funds
                               3435 Stelzer Road
                              Columbus, Ohio 43219


December 2, 2003

KPMG LLP
191 West Nationwide Blvd.
Suite 500
Columbus, Ohio 43215

Ladies and Gentlemen:

We are writing at your request to confirm our understanding that your examination of our assertion related to the NestEgg Funds comprising the NestEgg Capital Preservation Fund, NestEgg 2010 Fund, NestEgg 2020 Fund, NestEgg 2030 Fund, and NestEgg 2040 Fund (the Funds) compliance with subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940 as of October 31, 2003 and for the period from July 31, 2003 through October 31, 2003, with respect to securities reflected in the investment accounts of the Funds, was made for the purpose of expressing an opinion as to whether our assertion is fairly presented in all material respects. In connection with your examination, we confirm, to the best of our knowledge and belief, the following representations made to you during the examination:

1. Management has performed an evaluation of the Funds' compliance with subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940.

2. Management believes that, as of October 31, 2003 and for the period from July 31, 2003 through October 31, 2003, the Funds were in compliance with subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940.

Further, we acknowledge management's responsibility for compliance with Rule 17f-2 of the Investment Company Act of 1940.


Sincerely,

/s/ Trent Statczar

Trent Statczar
Treasurer

                        American Independence Funds Trust
                                3435 Stelzer Road
                              Columbus, Ohio 43219


December 2, 2003

    Management Statement Regarding Compliance with Certain Provisions of the
                         Investment Company Act of 1940

We, as members of management of the American Independence Funds Trust comprising the Money Market Fund, UltraShort Bond Fund, Intermediate Bond Fund, Stock Fund, and Kansas Tax-Exempt Bond Fund (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2003, and for the period from July 31, 2003 through October 31, 2003, with respect to securities reflected in the investment accounts of the Funds.


Sincerely,

/s/ Trent Statczar

Trent Statczar
Treasurer

                                 NestEgg Funds
                               3435 Stelzer Road
                              Columbus, Ohio 43219


December 2, 2003

    Management Statement Regarding Compliance with Certain Provisions of the
                         Investment Company Act of 1940

We, as members of management of the NestEgg Funds comprising the NestEgg Capital Preservation Fund, NestEgg 2010 Fund, NestEgg 2020 Fund, NestEgg 2030 Fund, and NestEgg 2040 Fund (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of October 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2003, and for the period from July 31, 2003 through October 31, 2003, with respect to securities reflected in the investment accounts of the Funds.


Sincerely,

/s/ Trent Statczar

Trent Statczar
Treasurer